June 16, 2009

Mr. John M. Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F St., NE
Washington, DC 20549-7010

Re:  United States Steel Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Form 10-Q for the Fiscal Quarter Ended March 31, 2009
     File No. 001-16811
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Dear Mr. Hartz:

This letter is in response to your letter of June 2, 2009 regarding the subject filings.

United States Steel Corporation ("U. S. Steel") is pleased to voluntarily provide the following responses and information to the staff of the Securities and Exchange Commission (the "Commission"). For convenience, we have reproduced each of your comments in the order in which they appeared in your letter, and our response to each comment immediately follows it.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009
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General
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1.   We note that General Motors has filed for bankruptcy and the plan involves the closing or idling of a significant number of plants and operations. Please tell us whether this represents a new triggering event under paragraph 28a of SFAS 142 and/or paragraph 8 of SFAS 144. Although indirectly connected to the current business environment, it appears that this event has formalized a lower level of auto production for the foreseeable future. If you do not consider this a triggering event under either guidance, please provide us with a comprehensive supporting analysis.

     Response: U. S. Steel is in the process of evaluating all of the events and economic factors (both positive and negative) that have occurred and may still occur during the second quarter of 2009. This evaluation, when completed, will lead us to conclude whether or not a new triggering event under paragraph 28a of SFAS 142 and/or paragraph 8 of SFAS 144 has occurred in the second quarter of 2009. In our Form 10-Q for the quarterly period ended June 30, 2009, we will include disclosure concerning our assessment of whether or not a triggering event has occurred and the impairment implications, if any.

               The significant decline in automotive sales, which began in late 2008 in connection with the global financial crisis, was an element of the change in business conditions in the fourth quarter of 2008 that, along with the corresponding decrease in our stock price, we considered to be a triggering event under SFAS 142 and SFAS 144. We currently do not consider the General Motors Corporation bankruptcy, in isolation, to be a new triggering event. The bankruptcy has not, and is not likely to, result in a material adverse change in U. S. Steel's future cash flow expectations (Note also our response to comment 2 below).

 2. We note your risk factors concerning the potential for a GM bankruptcy. Tell us what consideration you have made to filing a Form 8-K addressing the potential impact on your orders, profitability, asset recovery, debt compliance and liquidity.

     Response: We do not expect that the General Motors bankruptcy will have any material impact on our orders, profitability, asset recovery, debt compliance or liquidity beyond the risk factors disclosed in our Form 10-K for the fiscal year ended December 31, 2008 and our Form 10-Q for the quarterly period ended March 31, 2009. As indicated in its court filing, General Motors owed approximately $9 million to U. S. Steel. This amount, even if uncollected, would not materially impact our liquidity or asset recovery. Furthermore, we have not idled any additional facilities as a result of the General Motors bankruptcy.

               We do not believe that this event is indicative of a fundamental change in our business. Our Flat-rolled segment serves a broad range of markets beyond just the North American automotive market. The transportation market, including automotive, accounted for 15% of our Flat-rolled segment's 2008 steel shipments. Although difficult to quantify, we estimate that an additional 10% to 15% of steel shipments are made by our joint ventures and also indirectly pass through service centers and other channels to the automotive market. While General Motors is a major customer, U. S. Steel supplies all North American automotive producers. We generally have been able to maintain our market participation even as market share shifts among the North American automotive producers. Also, no single automotive customer represented 10% or more of our Flat-rolled segment's sales for the year ended December 31, 2008 or the quarter ended March 31, 2009. Based upon the above, we do not expect the bankruptcy of General Motors to have a material impact on our orders, profitability or debt compliance. Accordingly, we do not believe that a Form 8-K filing is warranted at this time. However, we will continue to monitor the developments in the North American automotive industry and the impacts on
               U. S. Steel, and we will disclose any material impacts should they occur.

As requested in your letter, U. S. Steel acknowledges that it is responsible for the adequacy and accuracy of its filings; that the Commission is not foreclosed from taking action as a result of staff comments or changes in disclosure as a result of staff comments; and that U. S. Steel may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law.

Please contact me (412-433-1166), or, in my absence, John Quaid, Assistant Corporate Controller (412-433-5554) with any questions. With respect to any legal issues, please contact Robert Stanton, Assistant General Counsel (412-433-
2877) or Joseph Napoli, Senior General Attorney-Corporate (412-433-2891) directly.

Sincerely,



/s/ Gregory A. Zovko

Gregory A. Zovko


cc:  Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer